Robert W. Walter, Esq. Phone (303) 667-7193 Rww200@comcast.net

August 25, 2005

VIA EDGAR

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-126364
Filed July 1, 2005

Dear Mr. Dang:

On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), we file with you herewith Amendment No. 1 (the “Amendment”) to the captioned Registration Statement on Form S-1 (the “Registration Statement”). Four marked copies of the Amendment are being forwarded to you by overnight delivery for the Staff’s use in its review.

The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the numbered paragraphs of the Staff’s letter of comment dated August 8, 2005 (the “Comment Letter”).

General

1. The Company acknowledges that the Staff must receive a phone call or letter from the NASD concerning the NASD’s approval of underwriting arrangements prior to effectiveness.

2. The confidential information is being contemporaneously submitted to the Staff.

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

3. The Registration Statement included, and the Amendment includes, disclosure concerning the involvement of Mr. Lewis in a company that has a business plan similar to the Company’s business plan and which intends to engage in business combinations in the mining industry. It is likely that some of the initial stockholders of the Company such as Mr. Lewis’ spouse and sister, as well as Messrs. Nieder and Mazula (business associates of Mr. Lewis), will also be initial stockholders of this new entity. Although initially proposed to be incorporated with the name Sierra Mining Corporation, Mr. Lewis and the other founders are currently considering alternate names for use by this company and, thus, this company is not yet organized. The undersigned may be engaged to represent this issuer, although an engagement agreement has not yet been executed. None of the other officers or directors has any affiliation with other “blank check” companies, and the undersigned likewise has no other affiliations with “blank check” companies.

The managing underwriter advises that the only company with a business plan similar to the Company’s business plan for which the managing underwriter has been engaged is Echo Healthcare Acquisition Corp. (“Echo”). The Echo registration statement is filed on Form S-1 and the file number is 333-126650. Echo filed Amendment No. 1 to its registration statement today.

Prospectus Cover Page

4. The Company has been informed that the American Stock Exchange is no longer accepting listing applications from companies with a plan of operation that is similar to the Company’s plan of operation. Accordingly, all information concerning a listing has been removed from the Amendment and the Staff will see that trading is expected to take place on the OTC Bulletin Board.

Prospectus Summary, page 1

5. The wording on page one has been revised so as to avoid the repetition noted by the Staff.

6. The disclosure noted by the Staff concerning the possibility that the Company may acquire a business outside of the food or beverage industries has been removed from the prospectus cover page and elsewhere in the prospectus on pages 11, 42, 43 and 44.

7. The disclosure concerning open market purchases of warrants has been revised as requested by the Staff on pages 5 and 67.

8. The disclosure has been revised as requested by the Staff on pages 3, 67 and 71.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

Risk Factors, page 7

9. The revisions requested by Staff have been made on page 8 under “Risks,” in the first risk factor on page 10, and in the “Results of Operations and Known Future Trends or Future Events” section on page 33.

10. The “Business” section has been revised to address the points raised by the Staff related to risk factor four. Please see the first complete paragraph on page 42.

11. As requested by the Staff, risk factor seven has been broken into two separate risks that now appear on pages 12 and 13.

12. The Company has revised the disclosure in risk factor 12 on page 15, and has added the requested and related disclosure under “Use of Proceeds” on page 29 in accordance with the Staff’s comment.

13. The information in risk factor 16 has been updated on page 16, as has the similar disclosure on page 51.

14. The disclosure highlighted by the Staff has been removed per the Staff’s comment. Please see the first full paragraph on page 17.

15. As discussed in the response to comment six above, the disclosure throughout the prospectus concerning the Company’s ability to acquire a company outside of the food and beverage industries has been removed. Hence, the Company believes that the disclosed risk factors will add to an investor’s understanding of the risks associated with the Company’s plan of operations.

16. Risk factor 46 has been removed per the Staff’s comment and the portion deemed material by the Company has been relocated to the discussion of internal controls on page 36.

17. As risk factor 47 does appear generic and would affect every company inside or outside the food and beverage industries, that risk factor was removed from page 26.

18. As disclosed on the top of page 7, the Company will not enter into a business combination with the Company’s initial stockholders, officers or directors or their affiliates. Accordingly, the possibility of a “related party combination” will not come to pass and, on that basis, the Company does not believe additional risk factor disclosure is required.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

Forward-Looking Statements, page 29

19. The Company is aware of the Seventh Circuit’s recent decision in the Baxter International Corporation case concerning forward-looking statements and the “duty to update” and has revised the disclosure in the last paragraph of page 27 consistent with the Staff’s comment and the position taken by the Court in the Baxter case.

Use of Proceeds, page 30

20. The Company has revised the disclosure in the middle of the second paragraph on page 29 in accordance with the Staff’s comment to encompass all initial stockholders and all affiliates or associates of officers, directors and initial stockholders.

21. The Company has added disclosure at the end of the second paragraph on page 29 to highlight the basis for the Company’s belief that the proceeds will be sufficient to cover expense and reimbursement costs.

22. The Company has added disclosure on the bottom of page 29 and the top of page 30 to address the Staff’s comment concerning the payment of a deposit, the consequences to the Company’s liquidity, and how initial stockholders could advance required additional amounts.

Proposed Business, page 39

23. In accordance with the response to the Staff’s comment six above, the Company has removed all references to the possibility that it will seek to combine with a business outside of the food and beverage industries.

24. Please see the response to comment 23 above.

25. Please see the response to comment 23 above.

26. Please see the disclosure the Company has added on page 38 to substantiate the Company’s belief that a “favorable environment” exists in the food and beverage industries for business combinations. We are also attaching to this correspondence for the Staff’s information an electronic copy of the press release issued by ACNielson that is referenced in the disclosure.

27. In accordance with the Staff’s comment, the highlights of managements’ backgrounds have been incorporated into the disclosure under “Management – Directors and Executive Officers” on pages 54 through 58. The highlight disclosure is not worded identically to the more detailed disclosure which follows. A cross reference to this information appears on page 41.

28. Please see the revised disclosure in the second paragraph on page 43 in response to the Staff’s comment.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

29. The Staff’s comment has been addressed in the additional disclosure on the bottom of the first paragraph under “Sector Focus” on page 38 and the additional disclosure in the first paragraph on page 43.

30. The Staff’s comment has been addressed in the additional disclosure in the next-to-last sentence in the top paragraph on page 43.

31. The terminology that formerly referred to “optimal method” has been removed, as this is a judgment that is incapable of being substantiated. Please see the middle paragraph on page 4.

32. The Staff’s comment has been addressed in the new disclosure which appears on the bottom of page 44 and the top of page 45 under “—Sources of target businesses.”

33. The Company has added the disclosure on page 39 to fully address the criteria that management will use in searching out and identifying potential target businesses, and has made explicit reference to those factors (in addition to the sector focus criteria) that will be considered and that appear under “—Selection of a target business and structuring of a business combination.” The Company has also highlighted on page 38 the most relevant factors among those discussed on page 45.

34. The disclosure in the first full paragraph on page 46 has been revised to reflect that an opinion will be furnished to stockholders in conjunction with the proxy solicitation materials.

Conflicts of Interest, page 63

35. Please see the additional disclosure on page 64 that has been added to address the Staff’s comment.

Principal Stockholders, page 65

36. Please see the additional disclosure in the last paragraph on page 66 that has been included to address the Staff’s comment.

37. The Company has added disclosure in the second full paragraph on page 67 to respond to the Staff’s comment.

Certain Transactions, page 67

38. The disclosure has been revised in the last paragraph on page 68 in response to the Staff’s comment.

Underwriting, page 79

39. The managing underwriter has advised that no electronic offers, sales or distribution will be made.

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

40. Neither the Company nor the managing underwriter has made any arrangement with a third party to host or access the Company’s preliminary prospectus on the Internet. If any such arrangements are subsequently entered into, the Company will promptly supplement this response.

41. Neither the Company nor the managing underwriter has any intent to engage in a directed unit program.

Financial Statements

42. The independent registered public accounting firm has provided an updated consent and has confirmed their review of Article 3 of Regulation S-X related to financial statement updates.

43. It is believed that the requested disclosure is addressed in Note 6 – Subsequent Event, which details the agreement with the underwriter. Note 6 has been expanded to include the UPO’s value based on the Black-Scholes pricing model. The Company followed the guidance of SFAS 123R, paragraph A45, to develop an estimate of volatility. The estimate was derived from the food industry sector. The Company will record the option as part of the underwriter’s compensation that will be accounted for as an offering cost and will be netted against proceeds. The effect on equity of the UPO should net to zero. Please see the additional disclosure on page F-10.

44. Additional disclosure related to the right of first refusal has been added in Note 6 on page F-10.

Part II

Exhibits

45. Please see the additional disclosure on pages 67 describing how the managing underwriter will determine the timing of such purchases.

Closing	Comments

The Company will furnish the letter called for in the Staff’s closing comments at the time a request for acceleration of the effective date is submitted. The Company appreciates the Staff’s comments and looks forward to the Staff’s review of the Amendment.

Very Truly Yours,

Robert W. Walter

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

August 25, 2005

cc: Boulder Specialty Brands, Inc.

RWW

Enclosures

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Beverages Dominate List of Fastest-Growing Food and

Beverage Products Around the World, According to

New ACNielsen Study

Prepared Alcoholic Beverages Top List

Convenience, Health and Innovation - Consistent Trends Worldwide

5 June 2002

New York, NY

Three of the five fastest growing Food and Beverage categories in the global marketplace were beverages in 2001, led overwhelmingly by Prepared Alcoholic Beverages according to a study released today by ACNielsen, the world’s leading marketing information company (See Table 1). Water and Drinkable Yogurts also made the top five. Out of more than 90 categories reviewed, only nine grew by 10% or more in 2001.

“There has been quite a bit of innovation lately, particularly in the beverage sector”, according to Jane Perrin, ACNielsen Managing Director of Global Services, and the sponsor of the study, What’s Hot Around the Globe—Insights on Growth in Food and Beverages. “When we looked around the world, despite all of the cultural differences that one would expect, certain types of products resonate with global consumers—products that are healthy, convenient and provide some excitement and innovation to their lives.”

Innovation Attracts Consumer Purchases

Consumers continue to be attracted to what is new in the marketplace. Amongst the millions of food and beverage products found in the global marketplace, true product innovation was clearly found in the Prepared Alcoholic Beverages category. Products such as “malternatives” and spirit-based mixed bottled drinks added excitement to the category and drove growth. In fact, Prepared Alcoholic Beverages topped the list, growing by more than 30%.

Convenient Products Address Consumers’ Busy Lifestyles

Illustrative of the convenience trend is the double-digit growth seen in categories such as Ready-to-Eat Refrigerated Meals and Meal Makers and Refrigerated Pre-Packaged Salads - convenience products designed to make meal preparation easier for today’s busy lifestyles. Frozen Fruit, ready to thaw and serve without spoilage, is another example of a category addressing the consumer need for convenience.

Health and Safety Drive Growth

In a time when consumers are more conscious about food-related safety, products such as bottled Water and Frozen Meat and Poultry have shown strong growth. Drinkable Yogurts offered portability but also provided a healthy beverage alternative with their inclusion of, for example, live cultures in the products.

Although growth in all of the regions was driven by the same trends—Convenience, Health and Innovation—there was some disparity across the regions. North America’s fastest growing categories most closely mirrored the global list, with Asia Pacific showing the least resemblance

ACNielsen based its findings on its own retail sales data from 47 countries in North America, Europe, Middle East, Africa, Asia Pacific and Latin America. The 47 markets account for more than 95% of the world’s Gross Domestic Product and more than 70% of the world’s population. Only ACNielsen, with a presence in more than 100 countries, can provide these kinds of global strategic insights to the Food and Beverage industry.

Table 1 – The Fastest Growing Food & Beverage Categories

2001 Hot Growth Categories	Growth Rate (% Change) 00-01*	Size of Category Sales**	Number of Markets Growing***
Prepared Alcoholic Beverages Spirit /Wine Based Drinks and Malternatives	33%	$1-5 billion	13 of 16

Refrigerated Ready-to-Eat Meals and Meal Makers	13%	$1-5 billion	13 of 15

Water (Still and Carbonated)	13%	$10-15 billion	41 of 45

Drinkable Yogurts and Other Dairy Based Drinks (Excluding regular Milk)	12%	$5-10 billion	31 of 37

Frozen Meat/Poultry/Game	12%	$1-5 billion	19 of 22

Refrigerated Salads	11%	$1-5 billion	8 of 8

Frozen Fruit	10%	< $1billion	8 of 12

Frozen Fish/Shellfish/Seafood	10%	$1-5 billion	17 of 23

Refrigerated Dips/Dressings/Sauces	10%	< $1 billion	11 of 11

* Reflects growth rate in all markets and channels measured by ACNielsen for this report (For example, the 33% growth rate for Prepared Alcoholic Beverages represents all 16 countries measured, not just the 13 in which it is growing)

** Based on consolidated sales from countries and channels measured by ACNielsen for this report (US dollars)

*** Reflects how many markets ACNielsen measures the category in, and of these markets, how many saw category growth (For example, the Water category is measured by ACNielsen in 45 markets, with the category growing in 41 of the 45 markets)

Additional Insight from those Categories with the Largest Absolute Growth

Additional Insight from those Categories with the Largest Absolute Growth Since the “hottest” growth categories were generally the smaller categories, ACNielsen also examined those categories that showed the largest absolute growth in 2001.

“The top nine fastest growing categories were mostly comprised of smaller, newer categories where growth started from a relatively small base,” explained Perrin. “It would be a mistake for manufacturers and retailers to only look at these fast growing categories and lose sight of those categories with the largest growth, as even slight growth in these large categories translates into huge sales.”

Eight categories grew by more than $1 billion and had growth of at least 5% in 2001.

Much like the “fastest” growth list, beverages dominated the eight “largest” growth categories. Five of the 8 categories (62%) were beverages. Beer was the largest growing category, with an increase in sales of $3 billion in 2001, representing a growth rate of 5% (See Table 2). Water was the only category to appear on both the “fastest” and “largest” lists.

Table 2—Food & Beverage Categories Experiencing the Largest Growth

Categories with Over a Billion Dollars in Growth in 2001 (Ranked by Absolute Growth)	Absolute Dollar Growth 00-01*	Size of Category Sales**	Number of Markets Growing***
Beer/Lager/Ales	$3.0 billion	5%	28 of 37

Carbonated Beverages	$2.5 billion	6%	27 of 39

Refrigerated Cheese	$1.8 billion	7%	35 of 42

Water (Still and Carbonated)	$1.7 billion	13%	41 of 45

Refrigerated Dairy/Milk/Cream	$1.4 billion	7%	26 of 30

Refrigerated Meat/Poultry/Game	$1.2 billion	9%	10 of 14

Snacks (chips, pretzels, popcorn, mixes, etc.)	$1.2 billion	5%	37 of 47

Wine	$1.1 billion	5%	20 of 28

Approximate sales figures

** Reflects growth rate in all markets and channels measured by ACNielsen for this report (For example, the 5% growth rate for Beer/Lager/Ales represents all 37 countries measured, not just the 28 in which it is growing)

*** Reflects how many markets ACNielsen measures the given category in, and of these markets, how many saw category growth (i.e.—the Water category is measured by ACNielsen in 45 markets, with the category growing in 41 of the 45 markets)

Methodology

To qualify for the “fastest” Hot Global Growth list, a category needed to have grown at least 10% in 2001 annual sales, and have an ACNielsen measured market presence in eight or more countries. For the “largest” Hot Global Growth list, a category had to have at least one billion dollars in actual sales growth in 2001 versus 2000 levels. Since analyses were based on value sales, price volatility in some countries may have impacted results.

The study includes 47 of the world’s top markets divided into five geographical regions:

Latin America

Argentina, Brazil, Central America*, Chile, Colombia, Mexico & Puerto Rico

Asia Pacific

Australia, China, Hong Kong, China, India, Indonesia, Japan, Korea, Rep. (South Korea), Malaysia, New Zealand, Philippines, Singapore, & Thailand

North America

United States & Canada

Europe

Austria, Belgium, Denmark, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, & Turkey

Emerging Markets

Czech Republic Egypt, Arab Rep. Hungary Poland Russian Federation Saudi Arabia & South Africa Ukraine United Arab Emirates

* Includes the countries of Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama

About ACNielsen

ACNielsen, a VNU company, is the world’s leading marketing information company. Offering services in more than 100 countries, the company provides measurement and analysis of marketplace dynamics and consumer attitudes and behavior. Clients rely on ACNielsen’s market research, proprietary products, analytical tools and professional service to understand competitive performance, to uncover new opportunities and to raise the profitability of their marketing and sales campaigns.

Editor’s Note- for the complete text (pdf format) of the ACNielsen Global Services Executive News Report: What’s Hot Around the Globe—Insights on Growth in Food and Beverages, click here.